Exhibit 99.1

JinkoSolar’s Subsidiary Jinko Solar Co., Ltd.’s IPO Pricing Announced by the Shanghai Stock Exchange

SHANGRAO, China, Jan. 13, 2022 -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, is in the process of applying for an initial public offering (“IPO”) of the Company’s principal operating subsidiary, Jinko Solar Co., Ltd. (“Jiangxi Jinko”), on the Shanghai Stock Exchange’s Sci-Tech innovation board. Jiangxi Jinko’s IPO pricing has been announced by the Shanghai Stock Exchange.

Jiangxi Jinko plans to issue 2,000,000,000.00 shares representing approximately 20% of the total 10,000,000,000.00 shares outstanding after the IPO. Of the shares issued in the IPO, 600,000,000.00 shares will be issued via direct placement to cornerstone investors including China National Social Security Fund, Shenzhen Capital Group, China Life Insurance, Taiping Life Insurance, China Insurance Investment Fund, State Power Investment Corporation, China Energy Investment Corporation, Shanghai Guosheng Group, Shangrao Binjiang Investment, Haining Jianshan New District Development Corporation, China Securities Investment, as well as to Jiangxi Jinko Asset Management Plans, which are funded by Jiangxi Jinko management team and core employees.

The proposed pricing of the IPO is RMB5.00 per share. The estimated total gross proceeds of the IPO is expected to be approximately RMB10.00 billion. After the IPO, JinkoSolar will own approximately 58.62% of Jiangxi Jinko. The issuance and subscription date of the IPO is expected to be January 17, 2022. The final IPO share placement and share allocations are expected to be confirmed on January 20, 2022.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 31 GW for mono wafers, 19 GW for solar cells, and 36 GW for solar modules, as of September 30, 2021.

JinkoSolar has 9 productions facilities globally, 22 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, UAE, Denmark, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina, as of September 30, 2021.

For more information: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: + 86 178 1749 0483

Email: rvanguestaine@ChristensenIR.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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